FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 24, 2009 announcing that Netcom Africa has selected Registrant’s SkyEdge II broadband satellite network to serve West Africa’s corporate sector.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated March 24, 2009

Netcom Africa selects Gilat SkyEdge II broadband satellite network to serve West Africa’s corporate sector

Petah Tikva, Israel, March 24, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has been chosen by Netcom Africa Limited to provide a SkyEdge II network that will serve West Africa’s corporate, energy and financial sectors. Based in Nigeria, Netcom is a leading communication infrastructure provider for satellite and wireless broadband solutions.

Netcom chose Gilat’s SkyEdge II network to provide VoIP and high-speed data networking services. Gilat’s SkyEdge II is well-suited to meet the requirements of the corporate and banking industry while providing secure connectivity. Other benefits include the delivery of voice quality telephony, advanced Quality of Service (QoS) to prioritize application data traffic, and unified networks for multiple bank branches.

“We determined that Gilat’s SkyEdge II provides the highest space segment savings, while at the same time enabling us to provide a high-performance, reliable solution to our customers,” said Yen Choi, Netcom’s Group Executive Vice President and CTO. “Gilat’s ability to anticipate and meet our requirements is the foundation of what we expect will be a successful, long-term business relationship.”

Nir Korman, Gilat’s regional vice president, Africa, said, “We are pleased to have been chosen by Netcom to provide a SkyEdge II broadband satellite network. SkyEdge II is an excellent solution for the corporate and banking sectors, fully meeting their strict requirements. “

SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. SkyEdge II enables the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications.

About Netcom Africa
Netcom Africa, is a leading telecommunication services supplier in West Africa. Netcom Africa provides “best of breed” solutions to telecommunication carriers, GSM / CDMA operators, ISPs, multinationals, banks, oil & gas and government.

Netcom Africa provides clients with a unique solution utilizing its infrastructure of satellite, fiber and microwave technologies. With multiple VSAT hubs globally and direct submarine capacity through geographically diverse routes, Netcom Africa’s redundant network is peered with multiple tier one network providers in the USA and UK. Netcom Africa maintains thousands of circuits across multiple satellites including Intelsat and SES.

Netcom Africa is an ISO9001:2000 registered company with the British Standards Institute (BSI) and the first company in Africa to achieve a TL9000 certification demonstrating a strong commitment to deliver mission critical services. Netcom Africa has been awarded “Best VSAT Company of the Year”, “Best ISP of the Year” and “Best Broadband Company of the Year” from IT Telecom & Digest and the Nigerian IT & Telecom’s award for 3 years.

The Company is headquartered in Lagos, Nigeria with additional points of presence, in the UK, USA, China and Hong Kong,

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., A provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com